Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated April 6, 2009
and the Prospectus Supplement dated April 6, 2009 — No. 133

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $10,502,000 Leveraged Buffered Commodity-Index Linked Notes due 2011 (Linked to the S&P GSCI™ Enhanced Commodity Index Excess Return)

     The notes do not bear interest. The amount that you will be paid on your notes, if any, on the stated maturity date (July 1, 2011, subject to adjustment) is based on the performance of the S&P GSCI Enhanced Commodity Index Excess Return (which we refer to as the index), as measured from the trade date (June 17, 2009) through the determination date (June 17, 2011, subject to adjustment). As more fully described below, the return on your notes is not linked to the performance of the index on a one-to-one basis and is subject to a cap on the upside appreciation. You could lose your entire investment in the notes if the index level decreases to zero.

     On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return.

     The index return will be determined as follows: First, we will subtract the initial index level of 354.50 from the final index level (which will be the closing level of the index on the determination date, subject to adjustment). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

     The cash settlement amount for each note will then be calculated as follows:

  if the index return is positive (the final index level is greater than the initial index level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the participation rate (1.5) multiplied by the index return, multiplied by $1,000, subject to a cap on the index return of 27.60%;

  if the index return is zero or negative but not below -15% (the final index level is equal to or less than the initial index level but is greater than or equal to 85% of the initial index level), $1,000; or

  if the index return is negative and is below -15% (the final index level is less than 85% of the initial index level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of approximately 1.1765 multiplied by the sum of the index return and the buffer amount (15%), multiplied by $1,000.

     You could lose your entire investment in the notes if the final index level is zero. A percentage decrease of more than -15% between the initial index level and the final index level on the determination date will reduce the payment you will receive, if any, on the stated maturity date below the $1,000 face amount of your notes. Moreover, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,414. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-17.

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through October 17, 2009. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-7 so that you may better understand those risks.

Original issue date (settlement date):	July 1, 2009	Original issue price:	100% of the face amount
Underwriting discount:	0.175% of the face amount	Net proceeds to the issuer:	99.825% of the face amount

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency, nor are they obligations of, or guaranteed by, a bank.

     In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

     Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

     “Standard & Poor’s®” and “S&P®” are registered trademarks of Standard & Poor’s Financial Services LLC and “S&P GSCI™” is a trademark of Standard & Poor’s Financial Services LLC and have been licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes. The S&P GSCI™ is not owned, endorsed or approved by or associated with Goldman, Sachs & Co. or its affiliated companies.

Goldman, Sachs & Co.

Prospectus Supplement dated June 17, 2009

SUMMARY INFORMATION

     We refer to the notes we are offering by this prospectus supplement as the “notes”. Each of the notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-17. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: S&P GSCI™ Enhanced Commodity Index Excess Return (Bloomberg: “SPGCESP Index”); see “The S&P GSCI Enhanced Commodity Index Excess Return” on page S-24

Index sponsor: the corporation or other entity that, in the determination of the calculation agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the index and (ii) announces (directly or through an agent) the level of the index on any business day; as of the date of this prospectus supplement, the index sponsor is Standard & Poor’s

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000 or integral multiples of $1,000 in excess thereof; $10,502,000 in the aggregate for all the notes; the aggregate face amount of the notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, per $1,000 face amount of your notes, an amount in cash, if any, equal to the cash settlement amount

Cash settlement amount:

  if the final index level is greater than or equal to the cap level, the maximum settlement amount;

  if the final index level is greater than the initial index level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return;

  if the final index level is equal to or less than the initial index level but greater than or equal to the buffer level, the $1,000 face amount; and

  if the final index level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the index return plus the buffer amount

Initial index level: 354.50

Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Consequences of a Market Disruption Event” on page S-19 and subject to adjustment as provided under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” on page S-19

Index return: The quotient of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a positive or negative percentage

Participation rate: 150%

Closing level of the index: the official closing level of the index or any successor index published by the index sponsor

Cap level: 127.60% of the initial index level

Maximum settlement amount: $1,414.00

Buffer level: 85% of the initial index level

Buffer rate: the quotient of the initial index level divided by the buffer level, which equals approximately 117.65%

Buffer amount: 15%

Trade date: June 17, 2009

Original issue date: July 1, 2009

Stated maturity date: July 1, 2011, unless postponed as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Stated Maturity Date” on page S-18

Determination date: June 17, 2011, unless postponed as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Determination Date” on page S-18

Business day: as described on page S-20

Trading day: as described on page S-20

No interest: the notes do not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

Calculation agent: Goldman Sachs International

CUSIP no.: 38141GGF5

ISIN no.: US38141GGF54

HYPOTHETICAL EXAMPLES

     The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

     The examples below are based on a range of final index levels that are entirely hypothetical; no one can predict what the final index level will be on the determination date.

     The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page S-7. The information in the table also reflects the key terms and assumptions provided in the box below.

Key Terms and Assumptions
Face amount	$1,000
Participation rate	150%
Cap level	127.60% of the initial index level
Maximum settlement amount	$1,414.00
Buffer level	85% of the initial index level
Buffer rate	Approximately 117.65%
Buffer amount	15%
Neither a market disruption event with respect to any index commodity nor a non-trading day occurs or is continuing on the originally scheduled determination date
No change in or affecting the method by which the index sponsor calculates the index
Notes purchased on original issue date and held to the stated maturity date

     For these reasons, the actual performance of the index over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this prospectus supplement. For information about the historical levels of the index during recent periods, see “The S&P GSCI Enhanced Commodity Index Excess Return — Hypothetical and Actual Historical High, Low and Final Closing Levels of the Index” below. Before investing in the notes, you should consult publicly available information to determine the closing levels of the index between the trade date and the date of your purchase of the notes.

     Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index commodities.

     The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	141.40%
150.00%	141.40%
140.00%	141.40%
130.00%	141.40%
127.60%	141.40%
115.00%	122.50%
105.00%	107.50%
101.00%	101.50%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	100.00%
80.00%	94.12%
75.00%	88.24%
70.00%	82.35%
50.00%	58.82%
25.00%	29.41%
0.00%	0.00%

     If, for example, the final index level were determined to be 25.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be approximately 29.41% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose approximately 70.59% of your investment. In addition, if the final index level were determined to be 150.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 141.40% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final index level over 127.60% of the initial index level.

     The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 85.00% (the section left of the 85% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.00% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final index level (expressed as a percentage of the initial index level) of greater than 127.60% (the section right of the 127.60% marker on the horizontal axis) would result in a capped return on your investment.

     The payment amounts shown above are entirely hypothetical; they are based on market prices for the index commodities that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors” on page S-9.

     We cannot predict the actual final index level on the determination date or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

     An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index commodities, i.e., the commodity contracts comprising the index to which your notes are linked. You should carefully consider whether the notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through October 17, 2009. After October 17, 2009, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit rating or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes

     You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P GSCI™ Enhanced Commodity Index Excess Return as measured from the initial index level of 354.50 to the closing level on the determination date. If the final index level for your notes is less than the buffer level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. In that case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the index. Thus, you may lose your entire investment in the notes.

     Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Although the Index Has Contracts on the Same Commodities that Comprise the S&P GSCI™ Index, Its Value and Returns Will Likely Differ from Those of the S&P GSCI™ Index

     The S&P GSCI Enhanced Commodity Index Excess Return, to which the notes are linked, has different rules from the S&P GSCI™ Index governing the procedure by which expiring positions in certain of the constituent commodity contracts are rolled forward into more distant contract expirations, as explained in “The S&P GSCI Enhanced Commodity Index Excess Return,” below. Since one component of the value of a commodity contract is the period remaining until its expiration, these differences are likely to produce different values for this index and the S&P GSCI™ Index at any given time and, therefore, may produce differing returns.

     The change in the timing of the rolling of the index for your notes is intended to execute the rolling before the rolling of the S&P GSCI™ Index, which could affect the prices of the underlying commodity contracts and adversely affect the rolling of the index for your notes. The index for your notes also applies dynamic rolling rules to the rolling of the contracts relating to West Texas Intermediate (“WTI”) crude oil, the benchmark for crude oil prices in the US, and Brent crude oil, the benchmark for crude oil prices in Europe. By utilizing this dynamic rolling strategy, the price difference between the near-dated and the longer-dated commodity contracts (“contango”) may be reduced, however, in certain situations, this dynamic rolling rule may actually increase the degree of contango. The index for your notes also differs from the S&P GSCI™ Index by applying seasonal rolling rules to six other commodity contracts that are subject to seasonal supply and demand. The differences between the rolling rules for the index and those for the S&P GSCI™ Index may mean that the return on the index for your notes will differ from the return on the S&P GSCI™ Index.

     The Return on Your Notes is Based on an Index That Reflects Excess Return, Not Total Return

     The return on your notes is based on the performance of the index, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in commodity contracts included in the index. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the underlying commodity contracts. The return on your notes will not include such a total return feature or interest component.

     Higher Future Prices of Commodities Included in the Index Relative to Their Current Prices May Decrease the Amount Payable on Your Notes

     As the contracts that underlie the index come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in May may specify a July expiration. As time passes, the contract expiring in July is replaced by a contract for delivery in a later month, for example, August. This is accomplished by selling the July contract and purchasing the August contract. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the August contract, thereby creating a “roll yield”. Some commodity contracts have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the market for a commodity contract could result in negative “roll yields,” which could adversely affect the value of an index tied to that contract. While the index has been designed to mitigate the effects of contango, there is no assurance that it will be successful in doing so. It is also possible that the features of the index designed to address the effects of contango will instead adversely affect the value of the index and, consequently, the return on your notes. See “The S&P GSCI Enhanced Commodity Index Excess Return” below for more information.

Your Notes Do Not Bear Interest

     You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

     Your ability to participate in any change in the value of the index over the life of your notes will be limited because of the cap level, which is equal to 127.60% of the initial index level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the index may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the index.

Past Index Performance is No Guide to Future Performance

     The actual performance of the index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical closing levels of the index or to the hypothetical return examples set forth elsewhere in this prospectus supplement. We cannot predict the future performance of the index.

The Amount Payable on Your Notes Is Not Linked to the Level of the Index at Any Time
Other than the Determination Date

     The final index level will be based on the closing level of the index on the determination date (subject to adjustment as described elsewhere in this prospectus supplement). Therefore, if the closing level of the index dropped precipitously on the determination date, the payment amount for your notes may be significantly less than it would have been had the payment amount been linked to the closing level of the index prior to such drop in the level of the index. Although the actual level of the index on the stated maturity date or at other times during the life of your notes may be higher than the final index level, you will not benefit from the closing level of the index at any time other than on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

     At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Market Value of Your Notes May Be Influenced by Many Factors

     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

  the volatility – i.e., the frequency and magnitude of changes in the level of the underlying commodities and the index;

  economic, financial, legislative, regulatory and political, military or other events that affect commodity markets generally and the market segments of which the index commodities are a part, and which may affect the level of the index;

  interest rate and yield rates in the market;

  the time remaining until your notes mature; and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes.

     You cannot predict the future performance of the index based on its historical performance. The actual performance of the index over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical levels of the index or to the hypothetical return examples shown elsewhere in this prospectus supplement.

If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

     Your notes may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. Even if the level of the index increases above the initial index level during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.

Trading and Other Transactions by Goldman Sachs & Co. or Its Affiliates Relating to the Index, Commodities Contracts and Their Underlying Commodities May Adversely Affect the Value of Your Notes

     Goldman, Sachs & Co. and its affiliates actively trade commodities contracts and options on commodities contracts on the commodities that underlie the index, over-the-counter contracts on these commodities, the underlying commodity contracts, the commodities underlying such contracts and other instruments and derivative products based on numerous other commodities. Goldman, Sachs & Co. and its affiliates also trade instruments and derivative products based on the S&P GSCI™ Index. Trading in any of the foregoing by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of the index which could in turn affect the return on and the value of your notes.

     Goldman, Sachs & Co., its affiliates and other parties may issue or underwrite additional securities or trade other products the return on which is linked to the value of the index or other similar indices. An increased level of investment in these products may negatively affect the performance of the index against its benchmark index, the S&P GSCI™ Index, and could affect the index level, and therefore the amount payable on your notes, if any, on the stated maturity date and the value of your notes before that date. In addition, the index sponsor has licensed and may continue to license the S&P GSCI™ Index or any of its sub-indices or strategies similar to the index for use by other market participants, for publication in newspapers and periodicals, for distribution by information and data dissemination services and for various other purposes, any of which may contribute to an increased level of investment in the index or similar indices. Goldman, Sachs & Co. and our other affiliates may further develop other indices or strategies and trade other products the return on which is linked to the value of these indices or strategies that might compete with the index and might adversely affect the value of your notes.

     Although we are not obligated to do so, we have hedged or expect to hedge our obligations under the notes with an affiliate of Goldman, Sachs & Co. That affiliate, in turn, will most likely directly or indirectly hedge any of its obligations through transactions in the futures and options markets. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns linked to the index or the S&P GSCI™ Index or any of its sub-indices.

     You Have No Rights with Respect to Commodity Contracts or Commodities or
Rights to Receive Any Contracts or Commodities

     Investing in your notes will not make you a holder of any commodity contracts underlying the index or any commodities underlying such contracts. Neither you nor any other holder or owner of your notes will have any rights with respect to any commodity contracts or commodities. Any amounts payable on your notes will be made in cash, and you will have no right to receive any commodity contracts underlying the index or any commodity underlying such contracts.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

     As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged in trading activities related to the index and the commodity contracts underlying the index or the commodities underlying such contracts that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions for their customers and in accounts under their management. These trading activities, if they influence the level of the index or any other factor that may affect the amount that may be paid on the stated maturity date could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the index sponsor, including making loans to or equity investments in the index sponsor or providing advisory services to the index sponsor. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the index sponsor. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the value of your notes and the value of the consideration we will deliver on your notes at maturity.

     As Calculation Agent, Goldman Sachs International Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive on the Stated Maturity Date

     As calculation agent for your notes, Goldman Sachs International will have discretion in making various determinations that affect your notes, including determining the final index level on the determination date, which we will use to determine the amount we will pay, if any, on the stated maturity date; market disruption events; non-trading days; the determination date; the stated maturity date; the default amount and any amount payable on your notes. See “Specific Terms of Your Notes” below. The calculation agent also has discretion in making certain adjustments relating to discontinuation or modification of the index. The exercise of this discretion by Goldman Sachs International could adversely affect the value of your notes and may present Goldman Sachs International with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

     The Policies of the Index Sponsor and Changes That Affect the Index and the Commodity Contracts Underlying the Index Could Affect the Amount Payable on Your Notes and Their Market Value

     The index is calculated in accordance with a prescribed methodology that has been publicly disclosed by the index sponsor. However, the index sponsor may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of the index methodology. The policies of the index sponsor concerning the calculation of the index, additions, deletions or substitutions of the commodity contracts comprising the index, and the manner in which changes affecting those commodity contracts (such as rebalancing of the commodity contracts comprising the index) could affect the level of the index and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and its market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the index sponsor discontinues or suspends calculation or publication of the index, in which case it may become difficult or inappropriate to determine the market value of your notes. If such policy changes relating to the index or discontinuance or suspension of calculation or publication of the index occur, the calculation agent will have discretion in determining the level of the index on the determination date and the amount payable on your notes as described more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “— Role of Calculation Agent” below.

     Suspensions or Disruptions of Market Trading in the Commodity Contracts Underlying the Index and Commodities Underlying Such Contracts May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors. In addition, U.S. trading facilities and some foreign trading facilities have regulations that limit the amount of fluctuation in commodity contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, trading in the contract will follow the regulations set forth by the trading facility on which the contract is listed. Limit prices may have the effect of precluding trading in a particular contract, which could adversely affect the value of the index and, therefore, the value of your notes.

     In making its calculations of the level of the index as published on Bloomberg page “SPGCESP Index”, or any successor or replacement service or page, if the relevant trading facility does not publish a settlement price as scheduled, or publishes a settlement price that, in the reasonable judgment of the index sponsor, is manifestly incorrect, the index sponsor may determine the settlement price in its reasonable judgment. In addition, if any day on which the index sponsor calculates the index is a day on which a relevant trading facility for an underlying contract is not open, then the index sponsor may use the settlement price for such contract as of the last day on which such trading facility was open. However, if a market disruption event has occurred with respect to such contract, the calculation agent will determine the final index level as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Consequences of a Market Disruption Event” below. Under the circumstances described above, the level of the index and the value of your notes may be adversely affected.

     If a market disruption event occurs with respect to any commodity contract included in the index, the determination date will be postponed and the value of that contract on the originally scheduled determination date will not be calculated until a settlement price can be determined. If a market disruption event with respect to such index commodity has not ceased by the last possible day, the calculation agent will calculate the final index level and the amount payable on your notes on the determination date as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Consequences of a Market Disruption Event” below. Accordingly, the calculation of your payment may be delayed beyond what would otherwise be the determination date and may be subject to the judgment of the calculation agent. Additionally, regardless of the market disruption event, the index sponsor will continue to calculate the value of the index and publish such value according to the process described above. Therefore, if a market disruption event with respect to any index commodity occurs, the amount payable on your notes may not reflect the actual value of the index published by the index sponsor on the determination date.

The Index has a Limited History

     The payment amount, if any, for each of your notes is linked to the performance of the index, which was created in March 2007. Because the index has no history prior to that date, limited historical information will be available for you to consider in making an independent investigation of the index performance, which may make it difficult for you to make an informed decision with respect to an investment in the offered notes.

     The Index May in the Future Include Commodity Contracts That Are Not Traded On Regulated Trading Facilities

     The index was originally based solely on commodity contracts traded on regulated trading facilities (referred to in the United States as “designated contract markets”). At present, the index continues to be comprised exclusively of regulated commodity contracts. If the index sponsor adds one or more commodity contracts to the index in accordance with the criteria and procedures described under “The S&P GSCI Enhanced Commodity Index Excess Return” below, the index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other applicable statutes and related regulations, that govern trading on regulated trading facilities. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the index may be subject to certain risks not presented by most exchange-traded contracts, including risks related to the liquidity and price histories of the relevant contracts.

     The Index Sponsor May be Required to Replace a Designated Contract if the Existing Commodities Contract is Terminated or Replaced

     A commodity contract known as a “designated contract” has been selected as the reference contract for each of the physical commodities underlying the index. Data concerning this designated contract will be used to calculate the index. If a designated contract were to be terminated or replaced in accordance with the rules described under “The S&P GSCI Enhanced Commodity Index Excess Return” in this prospectus supplement, a comparable commodity contract would be selected by the index sponsor, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the index.

     Data Sourcing, Calculation and Concentration Risks Associated with the Index May Adversely Affect the Market Price of the Notes

     Because the notes are linked to the index, which is composed of exchange-traded futures contracts only on commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the index will be recalculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or other errors that may affect the weighting of the index underliers. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the index for the following period. Additionally, the index sponsor may not discover every discrepancy. Furthermore, the weightings for the index are determined by the index sponsor, in consultation with its advisory committee. The index sponsor also has discretion in making decisions with respect to the index and has no obligation to take the needs of any parties to transactions involving the index into consideration when reweighting or making any other changes to the index. Since the underlying index consists solely of commodities, an investment in the notes may carry risks similar to a concentrated securities investment in a specific industry or sector.

Changes in the Composition and Valuation of the S&P GSCI™ Index May Adversely Affect the Value of Your Notes

     The composition of the S&P GSCI™ Index may change over time, as additional commodity contracts satisfy the eligibility criteria of the S&P GSCI™ Index or commodity contracts currently included in the S&P GSCI™ Index fail to satisfy such criteria and those changes could impact the composition of the index. A number of modifications to the methodology for determining the contracts to be included in the S&P GSCI™ Index, and for valuing the S&P GSCI™ Index, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of your notes.

     In the event that the index sponsor discontinues publication of the index, the calculation agent may calculate the index during the remaining term of your notes as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Discontinuance or Modification of the Index.” Because such calculation will, in that event, no longer be based on the index sponsor’s calculation of the index, it is possible that the value of your notes will be adversely affected when compared to the situation in which the index was still being calculated.

There is No Affiliation between Standard & Poor’s and Us, and We Are Not Responsible for Any Disclosure by Standard & Poor’s

     Neither The Goldman Sachs Group, Inc. nor any of its affiliates is affiliated with Standard & Poor’s, which sponsors, calculates and publishes the index and the S&P GSCI™ Index. Neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or the S&P GSCI™ Index. You, as an investor in your note, should make your own investigation into the index and the S&P GSCI™ Index. See “The Index — S&P GSCI™ Enhanced Commodity Index Excess Return” and “The Index — S&P GSCI™” below for additional information about the index or the S&P GSCI™ Index, respectively.

     Standard & Poor’s is not involved in this offering of your notes in any way and does not have any obligation of any sort with respect to your notes. Standard & Poor’s does not have any obligation to take your interests into consideration for any reason, including when taking any actions that might affect the value of your notes.

     As Sponsor of the S&P GSCI™ Enhanced Commodity Index Excess Return, Standard & Poor’s Will Have the Authority to Make Determinations That Could Materially Affect Your Notes in Various Ways

     As further described under “The S&P GSCI Enhanced Commodity Index Excess Return”, the S&P GSCI™ Enhanced Commodity Index Excess Return is owned by Standard & Poor’s. Standard & Poor’s is responsible for the composition, calculation and maintenance of the S&P GSCI™ Enhanced Commodity Index Excess Return and the S&P GSCI™ Index. The relationship between the S&P GSCI™ Enhanced Commodity Index Excess Return and the S&P GSCI™ Index is discussed under “The S&P GSCI Enhanced Commodity Index Excess Return”. The judgments that Standard & Poor’s, as the sponsor of the S&P GSCI™ Enhanced Commodity Index Excess Return and the S&P GSCI™ Index, makes in connection with the composition, calculation and maintenance of the S&P GSCI™ Enhanced Commodity Index Excess Return and the S&P GSCI™ Index, could affect both the market value of your notes and the amount payable on your notes on the stated maturity date, if any. See “S&P GSCI Enhanced Commodity Index Excess Return” for additional details on the role of Standard & Poor’s as index sponsor.

     Standard & Poor’s, in its capacity as index sponsor, has no obligation to take your interests into consideration for any reason. Standard & Poor’s may decide to discontinue calculating and publishing the S&P GSCI™ Enhanced Commodity Index Excess Return or the S&P GSCI™ Index, which would mean that Goldman Sachs International, as calculation agent, would have the discretion to make determinations with respect to the level of the S&P GSCI™ Enhanced Commodity Index Excess Return for purposes of calculating the final valuation, if any.

     An Investment in the Notes Is Subject to Risks Associated With Foreign Commodities Markets

     The index consists of commodity contracts on 24 physical commodities, five of which are traded on the London Metal Exchange (LME). You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks.

     The index will include commodity contracts on foreign trading facilities that are not regulated by U.S. regulatory authorities. The index will include contracts on physical commodities on trading facilities located outside the United States. The S&P GSCI™ Committee currently has not established any limits on the percentages of the commodities, by weight, traded on a non-U.S. trading facility that can be included in the index; historically, such percentages have not exceeded 20%. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for Standard & Poor’s and the S&P GSCI™ Committee to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the commodity contracts included in the index. In addition, because foreign trading facilities may be open on days when the level of the index is not published, the value of the commodities underlying the index may change on days when the index level is unavailable.

Commodity Prices as Well as the Commodity Contracts Underlying the Index May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

     Commodity prices as well as the commodity contracts underlying the index are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts. These factors may affect the levels of the index and the value of your notes in varying ways, and different factors may cause the value of different index commodities and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.

Your Notes May Not Have an Active Trading Market

     Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

     If the calculation agent determines that, on the date that would otherwise be the determination date, a market disruption event with respect to any index commodity has occurred or is continuing or that day is not a trading day, the determination date will be postponed until the first trading day on which the market disruption event with respect to each such index commodity has ceased. In no cases, however, will such applicable date be postponed by more than five scheduled business days from the originally scheduled determination date. Moreover, if the determination date is postponed to the last possible day, but the market disruption event with respect to any such index commodity has not ceased by that day or that day is not a trading day, that day will nevertheless be the determination date. In such a case, the calculation agent will determine the final index level based on the procedures described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below.

Certain Considerations for Insurance Companies and Employee Benefit Plans

     Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

     The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

     The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes, which could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, legislation was introduced that, if enacted, would have required holders of notes, such as your notes, purchased after the bill was enacted to accrue interest income over the life of the notes despite the fact that there may be no interest payments over the life of the notes. We describe these developments in more detail under

“Supplemental Discussion of Federal Income Tax Consequences – Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for US federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-40 below unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

     We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

     The notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The notes are also “indexed debt securities”, as defined in the accompanying prospectus.

     This prospectus supplement summarizes specific financial and other terms that apply to the notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

     In addition to those terms described on the front cover page and in “Summary Information” of this prospectus supplement, the following terms will apply to your notes:

     No interest: we will not pay interest on your notes

     Specified currency:

  U.S. dollars (“$”)

     Form of note:

  global form only: yes, at DTC

  non-global form available: no

     Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

     Defeasance applies as follows:

  full defeasance: no

  covenant defeasance: no

     Other terms:

  the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below a trading day for your notes will be as described under “— Special Calculation Provisions” below

     Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts or commissions and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuances and sales of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

     We describe the terms of your notes in more detail below.

Index, Index Sponsor and Index Commodities

     In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index commodities as of any time, we mean the commodity contracts that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.

Payment on Stated Maturity Date

     On the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash, if any, equal to the cash settlement amount. The cash settlement amount will equal:

  if the final index level is greater than or equal to the cap level, the maximum settlement amount;

  if the final index level is greater than the initial index level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return;

  if the final index level is equal to or less than the initial index level but greater than or equal to the buffer level, the $1,000 face amount; and

  if the final index level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the index return plus the buffer amount.

     The initial index level is 354.50. The calculation agent will determine the final index level, which will be the closing level of the index on the determination date as calculated and published by the index sponsor, subject to adjustment in certain circumstances described under “— Consequences of a Market Disruption Event” and “— Discontinuance or Modification of the Index” below.

     The cap level is 127.60% of the initial index level. The maximum settlement amount is $1,414.00 for each $1,000 face amount.

     The participation rate is 150%. The index return will equal the quotient of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a percentage.

     The buffer level is 85% of the initial index level (equal to a -15% strategy return). The buffer amount is 15%. The buffer rate is the quotient of the initial index level divided by the buffer level, which is approximately 117.65%.

     The amount payable on your notes on the stated maturity date will be based on the closing level of the index on the determination date (subject to adjustment), which we call the final index level. If the final index level is greater than the initial index level – i.e., the index return is positive due to an increase in the level of the index – you will participate in any such increase on a leveraged basis. On the other hand, if the final index level is less than the buffer level due to a decrease in the level of the index, you may lose your entire investment in the notes.

Stated maturity date

     The stated maturity date is July 1, 2011, unless that day is not a business day, in which case the stated maturity date will be the next following business day.

Determination date

     The determination date is June 17, 2011, unless the calculation agent determines that a market disruption event with respect to any index commodity occurs or is continuing on that day or that day is otherwise not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that no market disruption event with respect to each such index commodity occurs or is continuing. In no event, however, will the determination date be postponed by more than five scheduled business days. The determination date for your notes will not occur on a day that is not a trading day, except as described in the immediately preceding sentence. If the determination date is postponed until the last possible date, the calculation agent shall make all required calculations on such date in the manner described in this prospectus supplement.

Consequences of a Market Disruption Event

     If a market disruption event relating to one or more index commodities occurs or is continuing on the originally scheduled determination date (if that day is not a trading day, then the following trading day), the calculation agent will calculate the final index level by using:

    for each index commodity that did not suffer a market disruption event on such date, the settlement price of such index commodity on such date as published by the trading facility on which it is traded, and for each index commodity that did suffer a market disruption event on such date, the settlement price of such index commodity on the first succeeding trading day on which no market disruption event occurs or is continuing with respect to such index commodity; provided that, if such day occurs more than five scheduled business days after the originally scheduled determination date, the calculation agent shall determine the price for such index commodity on the fifth scheduled business day after the originally scheduled determination date, taking into consideration the latest available settlement price for such index commodity and any other information deemed relevant by the calculation agent.

     In calculating the final index level in the circumstances described above, the calculation agent will use the method for calculating the index last in effect prior to such market disruption event.

     In addition, if the calculation agent determines that the level of the index or any settlement price that must be used to determine the final index level is not available on the determination date for any other reason, except as described under “— Discontinuance or Modification of the Index” below, then the calculation agent will determine the final index level based on its assessment, made in its sole discretion, of the level of the index or any relevant settlement price on such applicable day.

Discontinuance or Modification of the Index

     If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the final index level by reference to the substitute index and based on the then-current index methodology. We refer to any substitute index approved by the calculation agent as a successor index.

     If the calculation agent determines that the publication of the index is discontinued and there is no successor index, the calculation agent will determine the final index level by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index or the relevant settlement prices based on the then-current index methodology.

     If the calculation agent determines that the index or the index commodities included in the index or the method of calculating the index is fundamentally changed at any time in any respect because of any change in the method of calculating the index or the commodities included in the index — including any addition, deletion or substitution and any reweighting or rebalancing of the commodity contracts included in the index, and whether the change is made by Standard & Poor’s with respect to the S&P GSCI™ Index or by the index sponsor under its existing policies or following a modification of those policies with respect to the index, is due to the publication of a successor index, is due to events affecting one or more of the commodities included in the index or is due to any other reason — then, in such case and only in such case, the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the final index level used to determine the amount payable on the stated maturity date is equitable.

     All determinations and adjustments to be made by the calculation agent as described in this prospectus supplement with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

     If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

     For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

     Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

     The calculation agent in its sole discretion will make all determinations in connection with the notes regarding the index, market disruption events, discontinuance or modification of the index or the S&P GSCI™ Index, business days, trading days, postponement of the determination date and the stated maturity date, the final index level, the index return, the default amount and the amount in cash, if any, to be paid on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

     Please note that Goldman Sachs International, our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

     When we refer to a business day with respect to your notes, we mean a day that is a New York business day as defined in the accompanying prospectus.

Trading Day

     When we refer to a trading day with respect to your notes, we mean a day on which (1) the index sponsor is open for business and the index is calculated and published by the index sponsor, (2) the calculation agent in London is open for business, (3) the offices of Goldman, Sachs & Co. in New York are open for business and (4) all trading facilities on which any of the commodities underlying the index are traded are open for trading. If the index sponsor publishes an index level with respect to the index on a day when one or more of the trading facilities for the commodities underlying the index are closed, that day would not be a trading day for your notes.

Default Amount

     The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

     Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

     Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

  A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

  P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

     Any of the following will be a market disruption event with respect to any index commodity on any given trading day:

  a material limitation, suspension, or disruption of trading in such index commodity which results in a failure by the trading facility on which such index commodity is traded to report a settlement price for such index commodity on such trading day, the settlement price for such index commodity on such trading day is a “limit price”, which means that the settlement price for such index commodity on such trading day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under applicable rules of the trading facility on which such index commodity is traded,

  failure by the trading facility on which such index commodity is traded or other price source to announce or publish the settlement price for such index commodity on such trading day, or trading in any contract underlying such index on the relevant trading facility is suspended or interrupted subsequent to the opening of trading and trading in such contract does not recommence at least ten minutes prior to, and continue until, the regularly scheduled close of trading in such contract.

     For this purpose, “settlement price” means the official settlement price of an index commodity as published by the trading facility on which it is traded.

     As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

     In anticipation of the sale of the notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index commodities, listed or over-the-counter options, futures, and other instruments linked to the index or the index commodities and indices designed to track the performance of the relevant commodities markets or components of such markets on or before the trade date. In addition, from time to time after we issue the notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the notes and perhaps in connection with other index or index-linked notes we issue, some of which may have returns linked to the index or the index commodities. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

  expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index commodities,

  may take or dispose of positions in the index commodities or contracts relating thereto,

  may take or dispose of positions in listed or over-the-counter options or other instruments based on the index designed to track the performance of the relevant commodities markets or components of such markets, and/or may take short positions in the index commodities or other securities or instruments of the kind described above — i.e., we and/or our affiliates may sell securities, instruments or index commodities of the kind that we do not own or that we borrow for delivery to purchaser.

     We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     In the future, we and/or our affiliates expect to close out hedge positions relating to the notes and perhaps relating to other notes with returns linked to the index or the index commodities. We expect these steps to involve sales of instruments linked to the index on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index commodities, or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index commodities or indices designed to track the performance of the relevant commodities markets or other components of such markets. Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above, including not acquiring any positions. Investors will not have knowledge about our hedging positions.

     The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount, if any, we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs & Co. or Its Affiliates Relating to the Index, Commodities Contracts and Their Underlying Commodities May Adversely Affect the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

THE S&P GSCI™ ENHANCED COMMODITY INDEX EXCESS RETURN

     The index sponsor of the S&P GSCI™ Enhanced Commodity Index Excess Return owns the copyright in and all rights to the index. The index sponsor has no obligation to continue to publish, and may discontinue publication of, the index. The consequences of the index sponsor discontinuing or modifying the index are described in the section entitled “Specific Terms of Your Notes — Discontinuance or Modification of the Index” above. The index sponsor also owns the copyright in and all rights to the S&P GSCI™ Index. Neither we nor any of our affiliates assume any responsibility for the accuracy or the completeness of any information about the index, the S&P GSCI™ Index or the index sponsor.

     Although Goldman, Sachs & Co. initially developed the index and The Goldman Sachs Group, Inc. has two employees on the S&P GSCI™ Index Committee, as discussed below under “The S&P GSCI™ Index Committee,” the index is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. You, as an investor in your notes, should make your own investigation into the index.

     Following the index description is a brief question and answer section on selected topics.

S&P GSCI™ Enhanced Commodity Index Excess Return

     The S&P GSCI™ Enhanced Commodity Index Excess Return reflects the excess returns that are potentially available through an unleveraged investment in the same commodities as are included in the S&P GSCI™ Index, calculated on a basis similar to the S&P GSCI™ Index, but modified to apply certain dynamic and seasonal rolling rules, as well as a modified roll schedule, as discussed below.

Applicable Terms

     The total dollar weight of the index is the sum of the dollar weight of each of the underlying commodities. The dollar weight of the index on any given day is equal to:

    the daily contract reference prices,

    multiplied by the appropriate contract production weights (CPWS) and,

    during a roll period, the appropriate “roll weights” (discussed below), scaled by the normalizing constant.

     The daily contract reference price used in calculating the dollar weight of each commodity contract on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the trading facility is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the index sponsor reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M. New York City time, the index sponsor may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable commodity contract in its reasonable judgment for purposes of the relevant calculation of the value of the index.

Calculation of the Index

     The value of the index on any S&P GSCI™ Index business day is equal to the product of (i) the value of the index on the immediately preceding S&P GSCI™ Index business day multiplied by (ii) one plus the contract daily return on the S&P GSCI™ Index business day on which the calculation is made. We use the term S&P GSCI™ Index business day to mean each day on which the offices of the index sponsor in New York City are open for business. The value of the index has been normalized such that its hypothetical level on January 16, 1995 was 100.

Contract Daily Return

     The contract daily return on any given day is equal to the sum, for each of the commodities included in the index, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight scaled by the appropriate normalizing constant,” divided by the total dollar weight of the index on the preceding day, minus one.

     The “roll weight” of a commodity reflects the fact that the positions in commodities contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the index, like the S&P GSCI™ Index, is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the index takes place over a number of business days during each month (referred to as a “roll period”). On each day of the roll period, the “roll weights” of the current contract expirations and the next contract expiration (the next contract as designated by the index rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the index is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated). The roll period applicable to the S&P GSCI™ Index occurs from the fifth to ninth S&P GSCI™ Index business day of the month. The index employs a modified roll period that occurs from the first to the fifth S&P GSCI™ Index business day of the month.

     In order to gain exposure to the longer end of the curve when the front end is in contango the index changes the standard rolling rules for the WTI crude oil and Brent crude oil contracts included in the S&P GSCI™ Index.

     Three business days before the first day of the monthly roll period applicable to the index, the index applies the following dynamic rolling rule when determining to which new expiration a WTI crude oil futures contract or Brent crude oil futures contract is rolled:

    If the percentage contango between the 1st and 2nd nearby WTI crude oil futures contracts is less than 0.50% (relative to the first nearby contract’s price), then the index rolls into the 2nd nearby contract expiration.
    Otherwise the WTI crude oil futures contract rolls into the 6th nearby contract expiration.

    If the percentage contango between the 2nd and 3rd nearby Brent crude oil futures contracts is less than 0.50% (relative to the first nearby contract’s price), then the index rolls into the 3rd nearby contract expiration. Otherwise the Brent crude oil futures contract rolls into the 7th nearby contract expiration.

     In the event that the dynamic rolling procedure set forth in the paragraph above occurs and the contract expiration that would otherwise have been in the sixth nearby contract expiration (with respect to WTI) or seventh nearby contract expiration (with respect to Brent) is no longer listed for trading or is otherwise unavailable for trading, the procedure shall revert to the standard S&P GSCI™ Index procedure for rolling prior to the making of the adjustments set forth above, provided that if, in the reasonable judgment of the calculation agent, it is not practicable to revert to the standard S&P GSCI™ Index procedure, or reverting to such procedure would not preserve for the parties the economics of the notes, the calculation agent may determine and utilize another methodology for effecting the rolling of the WTI or Brent contract, as the case may be, that, in the reasonable judgment of the calculation agent is reasonably designed to preserve such economics.

     In addition, the index modifies the rules for rolling six other futures contracts to reflect the seasonal supply and demand for the underlying commodity, Accordingly, the Heating Oil contract is rolled only to the December contract, the Natural Gas contract is rolled only to the January contract (such that the Heating Oil and Natural Gas will roll annually only), the Chicago Wheat contract is rolled only to the September or December contract, the Corn contract is rolled only to the July contract annually in May, the Lean Hogs contract is rolled only to the April or August contract and the Live Cattle contract is rolled only to the April or October contract.

     If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

    no daily contract reference price is available for a given contract expiration;

    any such price represents the maximum or minimum price for such contract month, based on trading facility price limits (referred to as a “Limit Price”);

    the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the index sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the index sponsor will revise the portion of the roll accordingly; or

    trading in the relevant contract terminates prior to its scheduled closing time.

     If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Questions and Answers

What Does the Index Track?

     The index for your notes, i.e., the S&P GSCI™ Enhanced Commodity Index Excess Return, is an index tracking the performance of a weighted basket of contracts on certain physical commodities, and is a variation of the S&P GSCI™ Index. The index for your notes and the S&P GSCI™ Index differ in the way they execute the rolling of the commodity contracts included in the investments they track. Although the index tracks the performance of contracts on the same commodities as those included in the S&P GSCI™ Index, the index modifies the rolling methodology of the S&P GSCI™ Index to apply certain timing, and dynamic and seasonal rolling, rules, as described below. The level of the index, therefore, goes up or down depending on the overall performance of this weighted basket of commodity contracts. The index is one of numerous existing or potential variations of the S&P GSCI™ Index, each of which may differ from the S&P GSCI™ Index in different ways.

     Although the index tracks the performance of the commodity markets in a manner generally similar to the way in which an index of equity securities tracks the performance of the stock market, there are important differences between a commodity index and an equity index. First, an equity index typically weights the stocks in the index based on market capitalization, a concept that has no applicability to a commodity index. In contrast, the commodities included in the index are weighted based on their world production levels and the dollar value of those levels. Second, unlike stocks, commodity contracts expire periodically and, in order to maintain an investment in commodity contracts, it is necessary to liquidate such commodity contracts before they expire and establish positions in longer-dated commodity contracts. This feature of the index, which is discussed below, has important implications for changes in the value of the index.

What Is a Commodity Contract?

     A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The index currently is comprised solely of commodity contracts on physical commodities traded on regulated futures trading facilities. However, it is possible that the index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.

Why Does the Index Track Commodity Contracts And Not Physical Commodities?

     While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index of commodity contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the index sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

How Is the Basket of Commodity Contracts Weighted?

     The basket of commodity contracts that the index tracks is production-weighted, which means that the weight of each commodity contract included in the index is determined by the average quantity of global production of the underlying physical commodity and its dollar value in the last five years of available data. As of June 17, 2009, the index contained 24 commodity contracts, of which the composition and weighting in the basket were as follows: six energy products (72.09%), five industrial metals (6.17%), eight agricultural products (14.61%), three livestock products (4.28%) and two precious metals products (2.85%).

Can the Contracts Included in the Index and/or Their Weightings Be Changed over Time?

     In order for a commodity contract to be included in the S&P GSCI™ Index and therefore also the index for the first time or to remain in the S&P GSCI™ Index, such contract and its underlying physical commodity must satisfy predetermined criteria, e.g. denomination, duration until expiry, availability of contracts to be rolled into, location of the primary trading facility, accessibility to market participants, trading history, trading volume and minimum weight in the basket, as discussed in the next section. The index sponsor (which is also the sponsor of the S&P GSCI™ Index) performs monthly and annual calculations to determine whether the constituent contracts meet such thresholds. If, at the time of an annual review, certain contracts that are included in the S&P GSCI™ Index fail to satisfy the criteria and/or certain contracts that have not been included in the S&P GSCI™ Index satisfy such criteria, the composition of the S&P GSCI™ Index will generally be changed. If, at the time of the monthly review between annual reviews, certain contracts that are included in the S&P GSCI™ Index cease to satisfy the specified criteria, certain contracts might drop out of the S&P GSCI™ Index, which will in turn result in a re-weighting of the S&P GSCI™ Index. For further information with respect to changes in the composition of the S&P GSCI™ Index, refer to section “The S&P GSCI™ — Composition of the S&P GSCI™” below, which also applies to the index.

If the Price of the Underlying Physical Commodities Goes Up, Will the Index Level, Therefore, Also Go Up?

     Not necessarily, for two reasons:

     First, your notes are linked to the performance of the index, which in turn tracks the performance of the basket of commodity contracts included in the index, rather than individual physical commodities themselves. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “Why Does the Index Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of a particular commodity going up and the index level not changing in the same way.

     Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the index in order to retain an investment position in the commodity contracts. These adjustments, which are described below and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the index. As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the index and the performance of the underlying commodity contracts.

What Does “Rolling” a Commodity Contract Mean?

     Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement. “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.

     The index replicates an actual investment in commodity contracts, and therefore takes into account the need to roll the commodity contracts included in the index, and reflects the effects of this rolling. Specifically, as a commodity contract included in the index approaches expiration, the index is calculated as if the commodity contract in the first delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next available delivery month, with certain exceptions as described in the section entitled “How Does the Index Roll Contracts Included in the Investment That It Tracks and How Does the Index Differ from the S&P GSCI™ Index with regard to Rolling Methodology?” If the price of the second commodity contract is lower than the price of the first commodity contract, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

     Conversely, if the price of the second commodity contract is higher than the price of the first contract, the “rolling” process results in a smaller quantity of the second commodity contract being acquired for the same value.

What Do “Contango” and “Backwardation” Mean?

     When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”. On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardated or contango market can affect the level of the index.

How Does Rolling Affect the Level of the Index?

     “Rolling” can affect the index in the following two ways:

     First, if, as described above under “What Does “Rolling” a Commodity Contract Mean?”, the index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts, will be greater than if the index had owned the same number of commodity contracts as before the rolling process. Conversely, if the index theoretically owns fewer commodity contracts as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the commodity contracts, will be less than if the index had owned the same number of commodity contracts as before the rolling process. Therefore, these differentials in the quantities of contracts sold and purchased may have a positive or negative effect on the level of the index (measured on the basis of its dollar value).

     Second, the index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract (the exception is the way this index rolls the WTI and Brent crude oil contracts, as described in the section entitled “How Does the Index Roll Contracts Included in the Investment That It Tracks and How Does the Index Differ from the S&P GSCI™ Index with regard to Rolling Methodology?”). In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts. In the absence of significant market changes, the prices of the longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry. This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the index to decrease. However, there are a number of different factors affecting the index level (as described below in “What Factors Affect the Calculation of the Level of the Index Other than Rolling?”). In a backwardated market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) increase as they near expiry.

How Else Are the Effects of Rolling Mitigated?

     As stated above, the trend in the prices of the commodity contracts may mitigate the effects of rolling. Also, because the index is made up of so many different types of commodity contracts, each of those commodity contracts may be in a different type of market, either contango or backwardation, and therefore may offset any losses and gains attributable to rolling.

How Does the Index Roll Contracts Included in the Investment That It Tracks and How Does the Index Differ from the S&P GSCI™ Index with regard to Rolling Methodology?

     The S&P GSCI™ Index tracks the performance of contracts on the same commodities as those included in the index for your notes, and utilizes the same methodology in calculating the level of the index. However, the index for your notes and the S&P GSCI™ Index differ in the way they execute the rolling of the commodity contracts included in the investments that they track. The S&P GSCI™ Index rolls 20% of the contracts in which the index is hypothetically invested on each S&P GSCI™ business day (as defined below) beginning on the fifth S&P GSCI™ business day and ending on the ninth S&P GSCI™ business day of each month. In contrast, the index for your notes modifies the rolling methodology of the S&P GSCI™ Index to apply certain timing, and dynamic and seasonal rolling, rules as explained in the next three paragraphs. The use of the term “Enhanced” in the name of the index refers to this modification and not to any return expectations.

     The timing of the rolling of the index for your notes differs from that of the S&P GSCI™ Index. The period during which the index rolls the commodity contracts is from the first S&P GSCI™ business day to the fifth S&P GSCI™ business day of each month. This change in the timing of the rolling of the index for your notes is intended to execute the rolling before the rolling of the S&P GSCI™ Index, which could affect the prices of the underlying commodity contracts and adversely affect the rolling of the index for your notes.

     The index for your notes applies dynamic rolling rules to the rolling of the contracts relating to West Texas Intermediate (“WTI”) crude oil, the benchmark for crude oil prices in the US, and Brent crude oil, the benchmark for crude oil prices in Europe. If the degree of contango (or the price difference between the near-dated and the longer-dated commodity contracts) between the 1st and 2nd WTI contracts closest to maturity or the 2nd and 3rd Brent contracts closest to maturity exceeds a predetermined threshold, the index rolls each affected commodity contract to a commodity contract with a longer-dated maturity than the maturity that would have been chosen under the rolling rules of the S&P GSCI™ Index. By utilizing this dynamic rolling strategy, the degree of contango between the commodity contract and the commodity contract to which such first commodity contract is rolled may be reduced. However, it is important to understand that, if the degree of contango is greater with respect to a contract with the longer-dated maturity than with respect to the contract with the near-dated maturity, this dynamic rolling rule adjustment may actually increase the degree of contango.

     The index for your notes also applies seasonal rolling rules to six other commodity contracts that are subject to seasonal supply and demand. Under these rules, any of these commodity contracts will be rolled only to a contract maturing in one or two specified months within a year. Utilizing a seasonal rolling strategy is intended to reduce the adverse effect of seasonal supply and demand on the market for the underlying physical commodities and thus on the index level.

     The differences between the rolling rules for the index and those for the S&P GSCI™ Index may mean that the return on the index for your notes will differ from the return on the S&P GSCI™ Index.

     Just like in the case of the S&P GSCI™ Index, if, on any day on which the rolling with respect to the index would have otherwise occurred, certain conditions that would affect the price of the applicable commodity contract occur, the rolling will instead occur the next day on which such conditions do not exist. Such conditions include unavailability of the price, the price exceeding the predetermined maximum or minimum price (which is referred to as a “limit price”), an erroneous price or termination of trading of the applicable commodity contract.

Does the Index Have a Total Return Feature?

     No. The return on your notes is based on the performance of the index, which reflects the returns that are potentially available through an unleveraged investment in commodity contracts included in the index. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on a hypothetical fully-collateralized investment. The index does not include such a total return feature or interest component.

What Factors Affect the Calculation of the Level of the Index Other than Rolling?

     The value of the index on any S&P GSCI™ business day is determined by making certain adjustments to the value of the index on the immediately preceding S&P GSCI™ business day, based mainly on the performance of the commodity contracts. The factors affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts, are: (i) the price of the commodity contracts included in the index and (ii) the production-weight of each commodity contract in the index.

     The price of the commodity contracts reported by the relevant trading facilities expose the index to price volatility. The production-weight of each contract in the index will be determined annually based on the global production of the underlying physical commodity.

Can We Assume Any of Such Factors Will Have a Direct Effect on the Level of the Index?

     These factors are interrelated in complex ways and affect the performance of the commodity contracts comprising the index and, therefore, may offset each other in calculation of the level of the index. For example, a negative price performance in energy sector contracts, which collectively have the largest production-weights, may completely eliminate a positive price performance in precious metal contracts, which collectively have the smallest production-weights. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of any underlying physical commodity) will have a direct and linear effect on the performance of the commodity contracts and the level of the index at any given time. The level of the index, and therefore the amount payable on your notes, may decline even when one or more of such factors are favorable, due to the reasons explained in this subsection entitled “Questions and Answers”.

How Is the Index Calculated?

     The value (or level) of the index on any given day is equal to the value (or level) of the index on the preceding S&P GSCI™ business day plus/minus the amount that the price of the commodity contracts that comprise the index have increased or decreased since the preceding S&P GSCI™ business day, and subject to an adjustment that is made (referred to as a “normalizing constant”) to assure continuity of the index and allow comparisons of the level of the index to be made over time. The normalizing constant is calculated each time the weights of the commodities included in the index are changed, is calculated based on the ratio of the new weight of the index (in dollar terms) to the old weight of the index and is designed to ensure that the level of the index reflects price movements with respect to the commodity contracts rather than changes in the weightings of the commodities included in the index.

     The above description is expressed as a mathematical formula as follows: the value of the index on any S&P GSCI™ business day is equal to the product of (i) the value of the index on the immediately preceding S&P GSCI™ business day multiplied by (ii) one plus the contract daily return (incorporating the normalizing constant) on the S&P GSCI™ business day on which the calculation is made.

     For a further explanation of how the level of the index is calculated, including a description of ”contract daily return” please refer to subsection “— S&P GSCI™ Enhanced Commodity Index Excess Return” above.

Where Can Additional Information on the Index Be Obtained?

     For information about recent levels of the index, please read the subsection entitled “— Hypothetical and Actual Historical High, Low and Final Closing Levels of the Index” below. For further explanation on the index methodologies of the index for your notes and the S&P GSCI™ Index, please read the sections entitled “S&P GSCI™ Enhanced Commodity Index Excess Return” above and “The S&P GSCI™ Index” below, respectively.

     Additional information about the S&P GSCI™ Index is available on the following website: http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes into this prospectus supplement, the accompanying prospectus, dated April 6, 2009, or the accompanying prospectus supplement, dated April 6, 2009.

     You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or its underlying commodities will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. Based on the historical movement of the closing levels of the index reflected in the table below, in the past thirty-nine months, there have been two full twenty-seven month periods, measured from the ends of the relevant calendar quarters, in which the closing level of the index has fallen by 15% or more from the closing level of the index on the initial date of such period.

     Neither we nor any of our affiliates make any representation to you as to the performance of the index. The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The table below shows the hypothetical and actual high, low and final closing levels of the index for each of the four calendar quarters in 2006, 2007 and 2008, and the first two calendar quarters in 2009 (through June 17, 2009). We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

     The index has been calculated since March 2007. Accordingly, while the hypothetical performance table set forth below is based on the selection criteria and methodology described herein, the index was not actually calculated and published prior to that time. The value of the index has been normalized such that its hypothetical level on January 16, 1995 was 100.

     The hypothetical historical performance prior to March 2007 reflected in the table set forth below is based on the methodology of the index identified above and on actual price movements in the relevant markets on the relevant date. We cannot assure you, however, that this performance will be replicated in the future or that the hypothetical closing levels of the index will serve as a reliable indicator of its future performance.

Hypothetical and Actual Historical High, Low and Final Closing Levels of the Index

	High	Low	Last
2006
Quarter ended March 31	455.8645	406.6052	440.2783
Quarter ended June 30	495.6063	441.3038	478.7926
Quarter ended September 30	497.3935	404.5671	415.4861
Quarter ended December 31	428.7628	400.4217	407.1474
2007
Quarter ended March 31	425.5700	365.6771	425.5700
Quarter ended June 30	441.9544	419.5555	432.3567
Quarter ended September 30	480.7659	417.7803	476.6731
Quarter ended December 31	534.0547	461.4341	529.9971
2008
Quarter ended March 31	620.5643	501.0738	579.5506
Quarter ended June 30	748.3714	574.3652	744.9466
Quarter ended September 30	768.5979	504.5713	532.1016
Quarter ended December 31	524.3697	272.3163	307.5394
2009
Quarter ended March 31	329.0149	258.7444	294.2563
Quarter ending June 30 (through June 17, 2009)	367.6313	287.8744	358.4370

THE S&P GSCI™ INDEX

     Because the S&P GSCI™ Enhanced Commodity Index Excess Return is a derivation of the S&P GSCI™ Commodity Index, but is composed of contracts on the same commodities, we include the following information on the S&P GSCI™ Index.

     The S&P GSCI™ Index (the “S&P GSCI™ Index”) is a proprietary index that Goldman, Sachs & Co. developed. Effective February 8, 2007, The Goldman Sachs Group, Inc. (“GS Group”) completed a transaction with Standard & Poor’s by which GS Group sold to Standard & Poor’s all of the rights of Goldman, Sachs & Co. in the S&P GSCI™ Index and all related indices and sub-indices, as well as certain intellectual property related to the S&P GSCI™ Index. As of that date, therefore, Goldman, Sachs & Co. no longer owned the indices and is no longer responsible for the calculation, publication or administration of the indices, or for any changes to the methodology. All decisions with respect to the indices will be made, and the related actions will be taken, solely by Standard & Poor’s. Goldman, Sachs & Co. will have no control over any matters related to the indices. The Goldman Sachs Group, Inc. has two members on the S&P GSCI™ Index committee, as discussed below under “The S&P GSCI™ Index Committee.”

     The S&P GSCI™ Index is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria. The S&P GSCI™ Index is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ Index are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ Index are weighted, on a production basis, to reflect the relative significance (in the view of the index sponsor, in consultation with the S&P GSCI™ Index Committee, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ Index are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ Index was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100. Commodities contracts on the S&P GSCI™ Index, and options on such commodities contracts, are currently listed for trading on the Chicago Mercantile Exchange.

     The contracts to be included in the S&P GSCI™ Index at any given time must satisfy several sets of eligibility criteria established by Standard & Poor’s. First, Standard & Poor’s identifies those contracts that meet the general criteria for eligibility. Second, the contract volume and weight requirements are applied and the number of contracts is determined, which serves to reduce the list of eligible contracts. At that point, the list of designated contracts for the relevant period is complete. The composition of the S&P GSCI™ Index is also reviewed on a monthly basis by Standard & Poor’s.

     Set forth below is a summary of the composition of, and the methodology used to calculate, the S&P GSCI™ Index as of the date of this prospectus supplement. The methodology for determining the composition and weighting of the S&P GSCI™ Index and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™ Index, as described below. Standard & Poor’s makes the official calculations of the S&P GSCI™ Index and the index. The settlement price for the index is reported on Bloomberg Page SPGCESP at the end of each S&P GSCI™ Index business day.

     Goldman, Sachs & Co., and certain of its affiliates will trade the contracts comprising the S&P GSCI™ Index, as well as the underlying commodities and other derivative instruments thereon, for their proprietary accounts and other accounts under their management. Goldman, Sachs & Co., and certain of its affiliates may underwrite or issue other securities or financial instruments linked to the index, the S&P GSCI™ Index and related indices. These activities could present certain conflicts of interest and could adversely affect the value of the S&P GSCI™ Index and the index. There may be conflicts of interest between you and Goldman, Sachs & Co. See “Risk Factors — Trading and other Transactions by Goldman, Sachs & Co.” relating to the Index and commodity contracts and the underlying commodities may adversely affect the value of your notes” and “There may be conflicts of interest between you and Goldman, Sachs & Co.”

     In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the methodology for determining the composition of the S&P GSCI™ Index and its sub-indices as well as procedures for evaluating available liquidity on an intra-year basis have been modified in order to provide market participants with efficient access to new sources of liquidity and the potential for more efficient trading. As a result, the S&P GSCI™ Index methodology now provides for the inclusion of contracts traded on trading facilities other than exchanges, such as electronic trading platforms, if liquidity in trading for a given commodity shifts from an exchange to an electronic trading platform. Standard & Poor’s, in consultation with the S&P GSCI™ Index Committee, will continue to monitor developments in the trading markets and will announce the inclusion of additional contracts, or further changes to the S&P GSCI™ Index methodology, in advance of their effectiveness.

The S&P GSCI™ Index Committee

     Standard & Poor’s has established the S&P GSCI™ Index Committee to oversee the daily management and operations of the S&P GSCI™ Index, and which is responsible for all analytical methods and calculation in the indices. The S&P GSCI™ committee is comprised of three full-time professional members of Standard & Poor’s staff and two employees of The Goldman Sachs Group, Inc. At each meeting, the S&P GSCI™ Index Committee reviews any issues that may affect the components of the S&P GSCI™ Index, statistics comparing its composition to the market, commodities being considered for addition and any significant market events. In addition, the S&P GSCI™ Index Committee may revise index policy covering rules for selecting commodities, or other matters. Standard & Poor’s considers information about changes to the indices and related matters to be potentially market moving and material. Therefore, all S&P GSCI™ Index Committee discussions are confidential.

Composition of the S&P GSCI™ Index

     In order to be included in the S&P GSCI™ Index, a contract must satisfy the following eligibility criteria:

  The contract must be in respect of a physical commodity and not a financial commodity.

  The contract must:

    have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;

    at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and

    be traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI™ Index that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods.

     Moreover, the commodity must be the subject of a contract that:

    is denominated in U.S. dollars;

    is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

    makes price quotations generally available to its members or participants (and to Standard & Poor’s) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

    makes reliable trading volume information available to Standard & Poor’s with at least the frequency required by Standard & Poor’s to make the monthly determinations;

    accepts bids and offers from multiple participants or price providers; and

    is accessible by a sufficiently broad range of participants.

     The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™ Index. In appropriate circumstances, however, Standard & Poor’s, in consultation with the S&P GSCI™ Index committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

     At and after the time a contract is included in the S&P GSCI™ Index, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each S&P GSCI™ Index business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if Standard & Poor’s is not such a member or participant, to Standard & Poor’s) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

     For a contract to be eligible for inclusion in the S&P GSCI™ Index, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

A contract that is:

    not included in the S&P GSCI™ Index at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ Index at such time must, in order to be added to the S&P GSCI™ Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

    already included in the S&P GSCI™ Index at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ Index must, in order to continue to be included in the S&P GSCI™ Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

    not included in the S&P GSCI™ Index at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ Index at such time must, in order to be added to the S&P GSCI™ Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $30 billion.

    already included in the S&P GSCI™ Index at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ Index at such time must, in order to continue to be included in the S&P GSCI™ Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S.

  $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

    already included in the S&P GSCI™ Index at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI™ Index and each contract’s percentage of the total is then determined.

    not included in the S&P GSCI™ Index at the time of determination must, in order to be added to the S&P GSCI™ Index at such time, have a reference percentage dollar weight of at least 1.00%.

     In the event that two or more contracts on the same commodity satisfy the eligibility criteria:

    such contracts will be included in the S&P GSCI™ Index in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI™ Index attributable to such commodity exceeding a particular level.

    If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI™ Index attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI™ Index attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI™ Index attributable to it.

     The 24 contracts currently included in the S&P GSCI™ Index are each futures contracts traded on the New York Mercantile Exchange, Inc. (“NYM”), the InterContinental Exchange (“ICE”), the Chicago Mercantile Exchange (“CME”), the Chicago Board of Trade (“CBT”), the Kansas City Board of Trade (“KBT”), the Commodities Exchange Inc. (“CMX”) and the London Metal Exchange (“LME”). The commodity contracts currently included in the S&P GSCI™ Index, the exchanges on which they are traded and their contract production weights for 2009 are:

Trading Facility	Commodity (Contract)	2009 Contract Production Weight (CPW)
CBT	Wheat (Chicago)	18,284.34
KBT	Wheat (Kansas)	3,648.020
CBT	Corn	26,040.59
CBT	Soybeans	7,134.814
ICE – US	Coffee “C”	16,402.2
ICE – US	Sugar #11	326,600.0
ICE – US	Cocoa	3.60258
ICE – US	Cotton #2	46,706.92
CME	Lean Hogs	63,629.9
CME	Cattle (Live)	87,753.9
CME	Cattle (Feeder)	14,720.39
NYM	Oil (No 2 Heating)	67,072.57
ICE – UK	Oil (Gasoil)	225.6823
NYM	Oil (RBOB)	71,853.63
NYM/ICE	Oil (WTI Crude)	15,418.2
ICE – UK	Oil (Brent Crude)	5,364.40
NYM/ICE	Natural Gas	28,781.3

Trading Facility	Commodity (Contract)	2009 Contract Production Weight (CPW)
LME	Aluminum High Gd. Prim.	36.198
LME	Copper - Grade A	15.84
LME	Standard Lead	7.030
LME	Primary Nickel	1.24
LME	Zinc (Special High Grade)	10.008
CMX	Gold	80.7627
CMX	Silver	622.4385

     The quantity of each of the contracts included in the S&P GSCI™ Index is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, Standard & Poor’s, in consultation with the S&P GSCI™ Index Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

     The five-year moving average is updated annually for each commodity included in the S&P GSCI™ Index, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI™ Index are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

     However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

     In addition, Standard & Poor’s performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI™ Index is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI™ Index to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI™ Index will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, Standard & Poor’s reevaluates the composition of the S&P GSCI™ Index, in consultation with the S&P GSCI™ Index committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™ Index. Commodities included in the S&P GSCI™ Index and its sub-indices which no longer satisfy such criteria, if any, will be deleted.

     Standard & Poor’s, in consultation with the S&P GSCI™ Index Committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI™ Index are necessary or appropriate in order to assure that the S&P GSCI™ Index represents a measure of commodity market performance. Standard & Poor’s has the discretion to make any such modifications, in consultation with the S&P GSCI™ Index Committee.

Contract Expirations

     Because the S&P GSCI™ Index is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI™ Index and, as a result thereof, in a sub-index for each commodity during a given year are designated by Standard & Poor’s, in consultation with the S&P GSCI™ Index Committee, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them Standard & Poor’s includes in the S&P GSCI™ Index.

     If a trading facility deletes one or more contract expirations, the S&P GSCI™ Index will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by Standard & Poor’s. If a trading facility ceases trading in all contract expirations relating to a particular contract, Standard & Poor’s may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™ Index. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™ Index. If that timing is not practicable, Standard & Poor’s will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

License

     We or our affiliates and S&P have entered into a non-transferable, nonexclusive license agreement granting Goldman, Sachs & Co. and its affiliates, in exchange for a fee, the right to use the S&P GSCI™ Index in connection with the notes.

     THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR’S AND ITS AFFILIATES (“S&P”). S&P MAKES NO REPRESENTATION, CONDITION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY OR THE ABILITY OF THE S&P GSCI™ ENHANCED COMMODITY INDEX EXCESS RETURN TO TRACK GENERAL MARKET PERFORMANCE. S&P’S ONLY RELATIONSHIP TO THE ISSUER IS THE LICENSING OF CERTAIN TRADEMARKS AND TRADE NAMES AND OF THE S&P GSCI™ ENHANCED COMMODITY INDEX EXCESS RETURN WHICH IS DETERMINED, COMPOSED AND CALCULATED BY S&P WITHOUT REGARD TO THE ISSUER OR THE NOTES. S&P HAS NO OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR THE OWNERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE S&P GSCI™ ENHANCED COMMODITY INDEX EXCESS RETURN. S&P IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE PRICES AND AMOUNT OF THE NOTES OR THE TIMING OF THE ISSUANCE OR SALE OF THE NOTES OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE TO BE REDEEMED. S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING, OR TRADING OF THE NOTES.

     S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI™ ENHANCED COMMODITY INDEX EXCESS RETURN OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, CONDITION OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AND ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE S&P GSCI™ ENHANCED COMMODITY INDEX EXCESS RETURN OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS) RESULTING

FROM THE USE OF THE S&P GSCI™ ENHANCED COMMODITY INDEX EXCESS RETURN OR ANY DATA INCLUDED THEREIN, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

     The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

United States Holders

     This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

  a citizen or resident of the United States;

  a domestic corporation;

  an estate whose income is subject to United States federal income tax regardless of its source; or

  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  a dealer in securities or currencies;

  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  a bank;

  a life insurance company;

  a regulated investment company;

  a tax exempt organization;

  a person that owns a note as a hedge or that is hedged against interest rate risks;

  a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

  a person whose functional currency for tax purposes is not the U.S. dollar.

     Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

     Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your notes for all tax purposes as a pre-paid forward contract relating to the performance of the index.

     If your notes are characterized as described above, your tax basis in your notes generally should equal your cost for your notes. Upon the sale or maturity of your notes, you should recognize gain or loss equal to the difference between the amount realized on the sale or maturity and your tax basis in your notes. The gain or loss generally should be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year.

     There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations.

     Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

     If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your notes. In general, if you purchase your notes on the applicable original issue date, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, in accordance with the comparable yield and the projected payment schedule for your notes.

     If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

     If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

     It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your notes. If Section 1256 were to apply to your notes, gain or loss recognized with respect to your notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes to market at the end of each year (i.e., recognize income as if the notes had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the index rolls and/or when the composition or weighting of the index changes. Such gain or loss may also be subject to Section 1256 as discussed above, under which 60% of the gain or loss will be treated as long-term capital gain or loss and 40% will be treated as short-term capital gain or loss.

     Furthermore, it is possible that the Internal Revenue Service could treat any gain that you recognize upon the maturity of your notes as ordinary income. You should also consult your tax advisor as to any other alternative characterizations of your notes for United States federal income tax purposes.

Change in Law

     A bill was introduced in Congress that, if enacted, would have required holders of notes, such as your notes, purchased after the bill was enacted to accrue interest income over the life of the notes despite the fact that there may be no interest payments over the life of the notes. It is not possible to predict whether a similar bill or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

     In addition, on December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the notes. According to the notice, the Internal Revenue Service and the Treasury Department are

actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

     It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

     Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

     This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

  a nonresident alien individual;

  a foreign corporation; or

  an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

     You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to withhold on payments with respect to your notes unless you comply with the requirements necessary to avoid withholding on debt instruments (in which case you will not be subject to such withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

     Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

     As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

     This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

     The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

     If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement.

     In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $19,750. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

     We will deliver the notes against payment therefor in New York, New York on July 1, 2009, which is the tenth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in ten business days (T+10), to specify alternative settlement arrangements to prevent a failed settlement.

     These notes have not been registered with the Central Bank of Uruguay and therefore may not be offered or sold to the public in Uruguay.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-17
Use of Proceeds and Hedging	S-23
The S&P GSCITM Enhanced Commodity Index Excess Return	S-24
The S&P GSCITM Index	S-33
Supplemental Discussion of Federal Income Tax Consequences	S-40
Employee Retirement Income Security Act	S-43
Supplemental Plan of Distribution	S-44

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106

Considerations Relating to Securities Denominated or
Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	139
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private
Securities Litigation Reform Act of 1995	144

$10,502,000

The Goldman Sachs Group, Inc.

Leveraged Buffered Commodity-Index Linked Notes due 2011
(Linked to the S&P GSCI™ Enhanced Commodity Index Excess Return)

Medium-Term Notes, Series D

Goldman, Sachs & Co.